EXHIBIT 1

LETTER FROM LAWRENCE SCHARFMAN & CO CPA, P.C., DATED NOVEMBER 9, 2009

November 9, 2009

Securities and Exchange Commission
Washington, DC 20549

RE:          Global Entertainment Holdings, Inc.
                File No. 000-49679

Ladies and Gentlemen:

We were previously the independent registered public accounting firm for Global Entertainment Holdings, Inc. (“Global Entertainment”) and, under the date of April 15, 2009, we reported on the financial statements of Global Entertainment Holdings, Inc.  as of and for the year ended December 31, 2008. On or about August 11, 2009, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Lawrence Scharfman & Co., CPA, P.C., because of deficiencies in the conduct of certain of its audits and procedures.

We have read Global Entertainment’s statements included under Item 4.01 of its Form 8-K, filed on November 9, 2009, and we agree with such statements.

Very truly yours,

/s/ LAWRENCE SCHARFMAN & CO., CPA, P.C.